1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

TSMC Reports First Quarter EPS of NT$0.06
Hsin-Chu, Taiwan, R.O.C., April 30, 2009 — TSMC today announced consolidated revenue of NT$39.5 billion, net income of NT$1.56 billion, and diluted earnings per share of NT$0.06 (US$0.01 per ADS unit) for the first quarter ended March 31, 2009.
Year-over-year, first quarter revenue decreased 54.8% while net income and diluted EPS decreased 94.5% and 94.4%, respectively. Compared to fourth quarter of 2008, first quarter results represent a 38.8% decrease in revenue, and a decrease of 87.5% in net income and in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
As a result of deepening economic recession worldwide and customers’ inventory adjustment, first quarter saw a sharp decline in the demand for semiconductors across all applications. Gross margin for the quarter was 18.9%, operating margin was 3.1%, and net margin was 3.9%.
Advanced process technologies (0.13-micron and below) accounted for 65% of wafer revenues with 90-nanometer process technology accounting for 25%, 65-nanometer 23%, and 45/40 nanometer reaching 1% of total wafer sales.
“Although global economic conditions continue to decline, a few signs of economic stabilization began to emerge. Consumption of electronics in the last two quarters exceeded production and surpassed semiconductor companies’ low expectations. Meanwhile, companies began to launch new products, while China started implementing various stimulus programs. The dynamic has resulted in a substantial increase in order levels. After sharp declines in two consecutive quarters, TSMC is seeing a strong rebound in its second quarter business and believes overall business in the second half of 2009 will be considerably better than that of the first half,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Based on our current business outlook, management expects overall performance for second quarter 2009 to be as follows”:
•	Revenue is expected to be between NT$71 billion and NT$74 billion;

•	Gross profit margin is expected to be between 43.5% and 45.5%;

•	Operating profit margin is expected to be between 30.5% and 32.5%.
The management further expects that 2009 capital expenditure will be around US$1.5 billion.
# # #

TSMC’s 2009 first quarter consolidated results :
(Unit: NT$million, except for EPS)

	1Q09	1Q08	YoY	4Q08		QoQ
	Amount*	Amount	Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	39,500	87,480	(54.8)	64,562		(38.8)
Gross profit	7,480	38,239	(80.4)	20,195		(63.0)
Income from operations	1,209	29,123	(95.8)	12,022		(89.9)
Income before tax	749	31,572	(97.6)	13,094		(94.3)
Net income	1,559	28,143	(94.5)	12,446		(87.5)
EPS (NT$)	0.06 **	1.08 ***	(94.4)	0.48	****	(87.5)

*	2009 first quarter figures have not been approved by Board of Directors

**	Based on 25,792 million weighted average outstanding shares

***	Based on 26,167 million weighted average outstanding shares

****	Based on 25,655 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
Vice President and CFO	Deputy Director,	Technical Manager,	Senior Administrator,
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028	Tel: 886-3-563-6688 ext.	Tel: 886-3-563-6688 ext.
	Mobile: 886-928-882607	7125038	7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-911-258751	Mobile: 886-926-026632
		E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 30, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer